SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13D/A-3

Under the Securities Exchange Act of 1934

theglobe.com, inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

88335R101
(CUSIP Number)

Donald E. Thompson, II, Esq. Proskauer Rose LLP 2255 Glades Road, Suite 340W Boca Raton, Florida 33431 (561) 241-7400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS E&C Capital Partners, LLLP S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 82,469,012 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 72,469,012
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,469,012 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 38.1%
14	TYPE OF REPORTING PERSON* PN

(1)   Please see the next page

(1)

Includes an irrevocable proxy held by E&C to vote 10,000,000 shares of common stock when and to the extent such shares are acquired by Carl Ruderman ("Ruderman") pursuant to outstanding warrants which Ruderman holds (the "Proxy Warrant Shares"). The proxy was granted to E&C pursuant to a Stockholders' Agreement dated November 22, 2006 by and among Ruderman, Michael S. Egan ("Egan"), Edward A. Cespedes ("Cespedes") and certain of their affiliates (the “Stockholders’ Agreement”). Pursuant to the terms of the Stockholders’ Agreement, E&C was granted an irrevocable proxy to vote the foregoing Proxy Warrant Shares on all matters (including the election of directors) other than with respect to certain potential affiliated transactions involving Messrs. Egan or Cespedes, the Issuer’s President. Also includes an aggregate of $1,700,000 in 2005 Convertible Notes, which are convertible at any time into 34,000,000 shares of common stock, subject to certain anti-dilutive adjustment mechanisms.  Does not include Proxy Shares and certain other securities of the Issuer which may then be owned by Ruderman which the Existing Stockholders may cause Ruderman to sell pursuant to a "drag-along" right granted to it and its affiliates pursuant to the Stockholders' Agreement. The circumstances under which the Existing Stockholders may cause such drag-along are beyond its present control and occur only in the event of certain "Major Sales" or "Approved Sales" (as defined in the Stockholders' Agreement) involving the Issuer.

1	NAME OF REPORTING PERSONS E&C Capital Partners II, LLLP S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 40,000,000 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 40,000,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.4%
14	TYPE OF REPORTING PERSON* PN

(1)

Please see the next page

(1)

Includes an aggregate of $1,700,000 in 2005 Convertible Notes, which are convertible at any time into 34,000,000 shares of common stock, subject to certain anti-dilutive adjustment mechanisms. Mr. Egan’s spouse has a pecuniary interest in approximately 75% of such securities and certain trusts for the benefit of children of Mr. Egan, over which Mr. Egan serves as trustee, have a pecuniary interest in approximately 25% of such securities.  Neither Mr. Egan’s spouse nor such trusts have voting or disposition authority over such securities.

1	NAME OF REPORTING PERSONS Dancing Bear Investments, Inc. S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 227,923,067 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 227,923,067 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 227,923,067 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 58.1%
14	TYPE OF REPORTING PERSON* CO

(1)   Please see the next page

(1)  Includes (i) 8,303,148 shares of common stock owned by Dancing Bear Investments, Inc. (“Dancing Bear”), (ii) a $250,000 2007 Convertible Promissory Note, which is convertible at any time into 25,000,000 shares of common stock, subject to certain anti-dilutive adjustment mechanisms, which is owned of record by Dancing Bear; and (iii) an option for 180 days to acquire an aggregate of an additional $2,750,000 of 2007 Convertible Promissory Notes, which Notes would then be convertible at any time into an aggregate or 275,000,000 shares of common stock (except that 80,380,081 shares are excluded from beneficial ownership as that portion of the 2007 Convertible Promissory Notes may not be converted into common shares until a Certificate of Amendment increasing the Issuer’s number of authorized shares of common stock is filed with the Delaware Secretary of State.)

1	NAME OF REPORTING PERSONS Michael S. Egan S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,125,455 (1)
	8	SHARED VOTING POWER 363,193,498 (2) (3)
	9	SOLE DISPOSITIVE POWER 6,125,455 (1)
	10	SHARED DISPOSITIVE POWER 353,193,498 (3) (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 369,318,953 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 77.6%
14	TYPE OF REPORTING PERSON* IN

(1)(2)(3)(4)(5)

Please see the next page

(1)

Represents (i) 5,595,000 shares issuable upon the exercise of certain options and (ii) 530,455 shares of common stock owned directly by Mr. Egan.

(2)

Represents: (i) 8,303,148 shares of common stock owned by Dancing Bear Investments, Inc. (“Dancing Bear”), which is wholly-owned by Mr. Egan, (ii) 38,469,012 shares of common stock beneficially owned by E&C Capital Partners, LLLP (“E&C”); (iii) an aggregate of $1,700,000 in 2005 Convertible Promissory Notes which are convertible at any time into 34,000,000 shares of common stock, subject to certain anti-dilutive adjustment mechanisms owned by E&C; (iv) 6,000,000 shares of common stock beneficially owned by E&C Capital Partners II, LLLP (“E&C II”); (v) an aggregate of $1,700,000 2005 Convertible Promissory Notes, which are convertible at any time into 34,000,000 shares of common stock, subject to certain anti-dilutive adjustment mechanisms owned by E&C II; (vi) an aggregate of 9,000,000 shares of common stock which are owned by certain trusts of which Mr. Egan is the trustee, (vii) 56,000 shares of the common stock owned by certain trusts of which Mr. Egan is the trustee; (viii) warrants to acquire 204,082 shares of common stock, subject to certain anti-dilution adjustment mechanisms, owned by Mr. Egan and his spouse as tenants in the entirety; (ix) 3,541,337 shares owned by Mr. Egan’s spouse, of which Mr. Egan disclaims beneficial ownership; (x) a $250,000 2007 Convertible Promissory Note, which is convertible at any time into 25,000,000 shares of common stock, subject to certain anti-dilutive adjustment mechanisms, which is owned of record by Dancing Bear; and (xi) an option for 180 days to acquire an aggregate of an additional $2,750,000 of 2007 Convertible Promissory Notes, which Notes would then be convertible at any time into an aggregate of 275,000,000 shares of common stock (except that 80,380,081 shares are excluded from beneficial ownership as that portion of the 2007 Convertible Promissory Notes may not be converted into common shares until a Certificate of Amendment increasing the Issuer’s number of authorized shares of common stock is filed with the Delaware Secretary of State, which is not anticipated within the next 60 days), subject to certain anti-dilutive adjustment mechanisms, which option is owned by Dancing Bear. As to the shares identified in clause (viii) above, Mr. Egan shares such beneficial ownership with his spouse. As to the securities beneficially owned by E&C II as described in clauses (iv) and (v) above, Mr. Egan’s spouse has a pecuniary interest in approximately 75% of such securities and certain trusts for the benefit of children of Mr. Egan, over which Mr. Egan serves as trustee, have a pecuniary interest in approximately 25% of such securities. Also includes an irrevocable proxy held by E&C to vote 10,000,000 shares of common stock when and to the extent such shares are acquired by Ruderman pursuant to outstanding warrants which Ruderman holds (the "Proxy Warrant Shares"). The proxy was granted to E&C pursuant to a Stockholders' Agreement dated November 22, 2006 by and among Ruderman, Michael S. Egan ("Egan"), Edward A. Cespedes ("Cespedes") and certain of their affiliates (the “Stockholders’ Agreement”). Pursuant to the terms of the Stockholders’ Agreement, E&C was granted an irrevocable proxy to vote the foregoing Proxy Warrant Shares on all matters (including the election of directors) other than with respect to certain potential affiliated transactions involving Messrs. Egan or Cespedes, the Issuer’s President.

(3)

Does not include Proxy Shares and certain other securities of the Issuer which may then be owned by Ruderman which the Existing Stockholders may cause Ruderman to sell pursuant to a "drag-along" right granted to it and its affiliates pursuant to the Stockholders' Agreement. The circumstances under which the Existing Stockholders may cause such drag-along are beyond its present control and occur only in the event of certain "Major Sales" or "Approved Sales" (as defined in the Stockholders' Agreement) involving the Issuer.

(4)

Represents the same securities enumerated in footnote (2) above, except for the Proxy Warrant Shares.

(5)

Represents the sum of the items enumerated in footnotes (1) and (2) above.

1	NAME OF REPORTING PERSONS Edward Cespedes S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,215,000 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,215,000 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,215,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.4%
14	TYPE OF REPORTING PERSON* IN

(1)

Consists entirely of options to acquire shares of Common Stock exercisable immediately. Does not include shares owned by E&C in which Mr. Cespedes holds a minority interest of ten percent.

Item 1.

Security and Issuer

This Schedule 13D/A-3 ("Schedule 13D Amendment") relates to common stock, par value $.001 ("Common Stock"), of theglobe.com, inc., a Delaware corporation (the "Issuer" or the "Company"). The principal executive offices of the Issuer are located at 110 East Broward Blvd., Suite 1400, Fort Lauderdale, Florida 33301.

Item 2.

Identity and Background

(a)-(c)

This Schedule 13D/A-3 is filed on a joint basis pursuant to Rule 13d-1(k) by E&C Capital Partners, LLLP, a Florida limited liability limited partnership (“E&C”), E&C Capital Partners II, LLLP, a Florida limited liability limited partnership (“E&C II”), Michael S. Egan (“Egan”), Dancing Bear Investments, Inc., a Florida corporation (“Dancing Bear”), and Edward Cespedes (“Cespedes” and each a “Reporting Person”). The address of each of the Reporting Persons is 110 East Broward Boulevard, 14th Floor, Fort Lauderdale, Florida 33301. Mr. Egan is the Chairman and Chief Executive Officer of the Issuer and a private investor. Mr. Egan has a controlling interest in E&C, E&C II and Dancing Bear. Mr. Cespedes is the President and a director of the Issuer.

(d)-(e)

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Each of the individual Reporting Persons is a citizen of the United States.

Item 3.

Source and Amount of Funds or Other Consideration

None.

Item 4.

Purpose of Transaction

On May 29, 2007, the Issuer entered into a Note Purchase Agreement by and between the Issuer and Dancing Bear Investments, Inc. ("Dancing Bear") (the “Note Purchase Agreement”), whereby Dancing Bear agreed to loan the Issuer $250,000 (a “2007 Convertible Promissory Note”). In addition, for a period of one hundred and eighty (180) days from the date of the Note Purchase Agreement, Dancing Bear has the option to purchase (each an “Option”) additional 2007 Convertible Promissory Notes pursuant to the Note Purchase Agreement such that the amount of Notes issued thereunder may reach the aggregate sum of Three Million Dollars ($3,000,000).  The Conversion Price of the Notes is One Cent ($.01) per share of common stock of the Issuer. If, after taking into account the number of shares of the Issuer’s Common Stock issuable upon exercise or conversion of all outstanding securities of the Issuer (other than the Notes) that are, directly or indirectly, convertible or exercisable into shares of Common Stock there are not sufficient shares to permit conversion of the Note in full, then the 2007 Convertible Promissory Notes are convertible only to the extent of the number of shares of Common Stock that are authorized and available for issuance until such time as the Issuer shall file a Certificate of Amendment increasing the number of authorized shares of common stock of the Issuer with the Delaware Secretary of State. At the present time, if the Option was fully exercised and the resulting 2007 Convertible Promissory Notes converted, an aggregate of 80,380,081 shares could not be issued at this time. The Note Purchase Agreement provides that the obligation to repay the Notes is secured by a pledge of substantially all of the assets of the Issuer and its subsidiaries (the “Subsidiaries”) pursuant to the terms of that certain Security Agreement by and among the Issuer and the Subsidiaries. As a material inducement to Dancing Bear to purchase the Notes and in recognition of the substantial benefit which the Subsidiaries will receive from the proceeds of the Notes, the Subsidiaries have agreed to guaranty the Notes pursuant to the terms of an Unconditional Guaranty Agreement entered into by and among the Subsidiaries.

Other than the transactions contemplated by the Note Purchase Agreement, the Reporting Persons are not aware of any plans or proposals which the Reporting Persons may have which relate to or would result in:

(a)

the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b)

an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c)

a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d)

any other material change in the Issuer's business or corporate structure.

(e)

any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

(f)

any other material changes in the Issuer’s business or corporate structure.

(g)

any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

(h)

the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)

in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j)

any action similar to any of those enumerated above.

Item 5.

Interest in Securities of the Issuer

(a) (b)

The amounts and percentages of Common Stock set forth in this Item 5 are based on (i) the shares beneficially owned by Dancing Bear, E&C, E&C II, Mr. Cespedes and Mr. Egan, and (ii) 172,484,838 shares of Common Stock outstanding as of  May 7, 2007.

Amount beneficially owned:

82,469,012 with respect to E&C

40,000,000 with respect to E&C II

227,923,067 with respect to Dancing Bear

369,318,953 with respect to Mr. Egan

4,215,000 with respect to Mr. Cespedes

Percent of class:

38.1% with respect to E&C

19.4% with respect to E&C II

58.1% with respect to Dancing Bear

77.6 % with respect to Mr. Egan

2.4 % with respect to Mr. Cespedes

Number of shares as to which the person has:

sole power to vote or to direct the vote:

-0- with respect to E&C

-0- with respect to E&C II

-0- with respect to Dancing Bear

6,125,455 with respect to Mr. Egan

4,215,000 with respect to Mr. Cespedes

shared power to vote or to direct the vote:

82,469,012 with respect to E&C

40,000,000 with respect to E&C II

227,923,067 with respect to Dancing Bear

363,193,498 with respect to Mr. Egan

-0- with respect to Mr. Cespedes

sole power to dispose or to direct the disposition of:

-0- with respect to E&C

-0- with respect to E&C II

-0- with respect to Dancing Bear

6,125,455 with respect to Mr. Egan

4,215,000 with respect to Mr. Cespedes

shared power to dispose or to direct the disposition of:

72,469,012 with respect to E&C

40,000,000 with respect to E&C II

227,923,067 with respect to Dancing Bear

353,193,498 with respect to Mr. Egan

-0- with respect to Mr. Cespedes

(c)

On May 29, 2007, the Issuer entered into a Note Purchase Agreement by and between the Issuer and Dancing Bear Investments, Inc. ("Dancing Bear") (the “Note Purchase Agreement”), whereby Dancing Bear agreed to loan the Issuer $250,000 (a “2007 Convertible Promissory Note”). In addition, for a period of one hundred and eighty (180) days from the date of the Note Purchase Agreement, Dancing Bear has the option to purchase (each an “Option”) additional 2007 Convertible Promissory Notes pursuant to the Note Purchase Agreement such that the amount of Notes issued thereunder may reach the aggregate sum of Three Million Dollars ($3,000,000). The Conversion Price of the Notes is One Cent ($.01) per share of common stock of the Issuer. If, after taking into account the number of shares of the Issuer’s Common Stock issuable upon exercise or conversion of all outstanding securities of the Issuer (other than the Notes) that are, directly or indirectly, convertible or exercisable into shares of Common Stock there are not sufficient shares to permit conversion of the Note in full, then the 2007 Convertible Promissory Notes are convertible only to the extent of the number of shares of Common Stock that are authorized and available for issuance until such time as the Issuer shall file a Certificate of Amendment increasing the number of authorized shares of common stock of the Issuer with the Delaware Secretary of State. At the present time, if the Option was fully exercised and the resulting 2007 Convertible Promissory Notes converted, an aggregate of 80,380,081 shares could not be issued at this time. The Note Purchase Agreement provides that the obligation to repay the Notes is secured by a pledge of substantially all of the assets of the Issuer and its subsidiaries (the “Subsidiaries”) pursuant to the terms of that certain Security Agreement by and among the Issuer and the Subsidiaries. As a material inducement to Dancing Bear to purchase the Notes and in recognition of the substantial benefit which the Subsidiaries will receive from the proceeds of the Notes, the Subsidiaries have agreed to guaranty the Notes pursuant to the terms of an Unconditional Guaranty Agreement entered into by and among the Subsidiaries.

(d)

None

(e)

Not applicable

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as set forth in Item 4 above, none of the Reporting Persons is a party to any contracts, arrangements, understandings or relationships of the nature described by item 6 nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.

Material to Be Filed as Exhibits

1.

Joint Filing Agreement.

2.

Note Purchase Agreement dated May 29, 2007 by and among theglobe.com, inc., and Dancing Bear Investments, Inc.

3.

Security Agreement dated May 29, 2007 by and among theglobe.com, inc. and the Subsidiaries.

4.

Unconditional Guaranty Agreement dated May 29, 2007 by and among theglobe.com, inc and the Subsidiaries.

5.

$250,000 Convertible Promissory Note.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A-3 is true, complete and correct.

/s/ Michael S. Egan
Michael S. Egan

E & C Capital Partners, LLLP

By:	E & C Capital Ventures, Inc.

	By:	/s/ Edward A. Cespedes
Print Name: Edward A. Cespedes
Title: President

E & C Capital Partners II, Ltd.

By:	E & C Capital Ventures, Inc.

	By:	/s/ Edward A. Cespedes
Print Name: Edward A. Cespedes
Title: President

/s/ Edward A. Cespedes
Edward Cespedes

Dancing Bear Investments, Inc.

	By:	/s/ Michael S. Egan
Print Name: Michael S. Egan
Title: President